Form 144

1 (a) Name of issuer:
South State Corporation

1 (b) IRS Ident. No.
57-0799315

1 (c) SEC File No.
001-12669

1(d) Address of issuer
1101 First Street South, Suite 202, FL 33880

1 (e)Telephone No.
863-293-4710

2(a) Name of person for whose account the securities are to be sold Robert R. Hill, Jr.

2(b) Relationship to Issuer
Executive Chairman

2(c) Address Street
1101 First Street South, Suite 202, FL 33880

3(a) Title of Class of securities to be sold
Common Stock


3(b) Name and address of each broker through whom the sec are to be offered/each market maker who is acquiring the securities Merill Lynch
4 World Financial Center
250 Vesey Street
New York, NY 10080


3(c) Number of share or other units to be sold
20,000


3(d)Aggregate Market Value
$1,618,800


3(e) Number of shares or other units outstanding
70,990,085


3(f) Approximate Date of Sale
02/19/2021


3(g) Name of each securities exchange
NASDAQ


Table I  Securities to be Sold

Title of the Class:
Common Stock


Date you acquired:
Various dates


Nature of Acquisition Transaction
Vested Equity Awards and
Private Purchases of Units


Name of Person from Whom Acquired:
South State Corporation


Amount of Securities Acquired:
20,000


Date of Payment:
Various dates


Nature of Payment:
Equity Compensation and
Cash Wire


Table II  Securities sold during past 3 months:
N/A